SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


               Entergy Power Saltend Holding Ltd.
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:

Laurence M. Hamric, Esq.           Thomas C. Havens, Esq.
Associate General Counsel          Whitman Breed Abbott & Morgan LLP
Entergy Services, Inc.             200 Park Avenue
639 Loyola Avenue                  New York, New York  10166
New Orleans, Louisiana  70113


                    Frederick F. Nugent, Esq.
                    General Counsel
                    Entergy Enterprises, Inc.
                    4 Park Plaza, Suite 2000
                    Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Power Saltend Holding Ltd. ("Saltend Holding") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

                    Entergy Power Saltend Holding Ltd.
                    c/o Entergy Power Group
                    2 George Yard
                    Lombard Street
                    London EC3V 4DH  United Kingdom

     Saltend Holding, an indirect subsidiary of Entergy, was formed to acquire and hold Entergy's interest in Saltend Cogeneration Company Limited, an English private limited company ("Saltend"). Saltend is developing and will own a 1,200 megawatt ("MW") (nominal) gas-fired, combined cycle electric generating facility to be located adjacent to a British Petroleum Company chemical facility in the County of Hull, England (the "Plant"). It is anticipated that the Plant will consist of three 400 MW (nominal) units, each of which will include an air intake system (including a high efficiency filter, pre-filter and silencer), compressor, combustion chambers, power turbine, exhaust system and all associated auxiliary plant and control systems. The Plant will be operated by Entergy Power Operations UK Limited, another indirect subsidiary of Entergy.

     No person (other than Entergy and its subsidiaries) currently owns a 5% or more voting interest in Saltend Holding.

Item 2.   Domestic Associate Public-Utility Companies of Saltend
     Holding and their Relationship to Saltend Holding.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Saltend Holding: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Saltend Holding.

               EXHIBIT A.     State Certification


Not applicable.

                            SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY POWER DEVELOPMENT CORPORATION


                              By: /s/ Frederick F. Nugent
                                  Frederick F. Nugent
                                  Secretary


Dated:  April 23, 1999